

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2021

John F. Woods
Chief Financial Officer
Citizens Financial Group, Inc.
One Citizens Plaza
Providence, RI 02903

> **Re: Citizens Financial Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 16, 2021**
> **File No. 333-259590**

Dear Mr. Woods:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell, Acting Legal Branch Chief, at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance